As filed with the Securities and Exchange Commission on July 26, 2002

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Charles River Associates Incorporated
(Exact name of registrant as specified in its charter)

Massachusetts	**04-2372210**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)
200 Clarendon Street, Boston, Massachusetts	**02116**
(Address of principal executive offices)	(Zip code)

Charles River Associates Incorporated
1998 Incentive And Nonqualified Stock Option Plan
(Full title of the plan)

James C. Burrows
Charles River Associates Incorporated
200 Clarendon Street
Boston, Massachusetts 02116
(Name and address of agent for service)

(617) 425-3000
(Telephone number, including area code, of agent for service)

WITH COPIES TO:
Peter M. Rosenblum, Esq.
John D. Hancock, Esq.
Foley Hoag LLP
155 Seaport Boulevard
Boston, Massachusetts 02210
(617) 832-1000

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
common stock, no par value	140,720 shares (1)	$13.75(2)	$ 1,934,900	$ 179
common stock, no par value	2,859,280 shares (3)	$16.61(4)	$47,492,641	$4,370
Total				$4,549

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(1) Represents shares of common stock issuable upon exercise of stock options outstanding under the Charles River Associates Incorporated 1998 Incentive and Nonqualified Stock Option Plan, as amended.

(2) Calculated pursuant to Rule 457(h)(1) under the Securities Act of 1933 based on the weighted average exercise price per share of the options outstanding under the stock option plan.

(3) Represents shares of common stock issuable upon exercise of the maximum number of stock options that may become available for grant pursuant to the terms of the stock option plan.

(4) Calculated pursuant to Rules 457(c) and (h)(1) under the Securities Act of 1933 based on the average of the high and low sale prices of the common stock as reported on the Nasdaq National Market on July 23, 2002.

This registration statement covers 3,000,000 shares of common stock, which represents the maximum number of shares that may become available for the grant of stock options issuable pursuant to the terms of our 1998 Incentive and Nonqualified Stock Option Plan. These shares are in addition to the 1,870,000 shares of common stock registered pursuant to the registration statements on Form S-8, File Nos. 333-63451 and 333-62910, which we filed with the Securities and Exchange Commission on September 15, 1998, and July 13, 2001, respectively.

The contents of our registration statement on Form S-8, File No. 333-63451, are incorporated herein by reference.

TABLE OF CONTENTS

Item 8. Exhibits.

Exhibit Number	Description
5.1	Opinion of Foley Hoag LLP.
23.1	Consent of Ernst & Young LLP, independent auditors.
23.2	Consent of Foley Hoag LLP (included in Exhibit 5.1).
24.1	Power of attorney (contained on the signature page of this registration statement).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, as of July 26, 2002

Charles River Associates Incorporated

By: /s/ James C. Burrows
_____

James C. Burrows
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS that each individual whose signature appears below hereby constitutes and appoints James C. Burrows and Michael J. Tubridy, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing which they, or any of them, may deem necessary or advisable to be done in connection with this registration statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or any substitute or substitutes for him or her, or any or all of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the indicated capacities as of July 26, 2002.

Signature	Title
/s/ Rowland T. Moriarty Rowland T. Moriarty	Chairman of the Board
/s/ James C. Burrows James C. Burrows	President, Chief Executive Officer and Director *(Principal Executive Officer)*
/s/ Michael J. Tubridy Michael J. Tubridy	Executive Vice President, Chief Financial Officer and Treasurer *(Principal Financial and Accounting Officer)*

Signature	Title
/s/ William F. Concannon William F. Concannon	Director
/s/ Franklin M. Fisher Franklin M. Fisher	Director
/s/ Carl Kaysen Carl Kaysen	Director
/s/ J. Robert S. Prichard J. Robert S. Prichard	Director
/s/ Steven C. Salop Steven C. Salop	Director
/s/ Carl B. Shapiro Carl B. Shapiro	Director

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Foley Hoag LLP.
23.1	Consent of Ernst & Young LLP, independent auditors.
23.2	Consent of Foley Hoag LLP (included in Exhibit 5.1).
24.1	Power of attorney (contained on the signature page of this registration statement).